BEST AVAILABLE COPY

File No. 82-4835

RECEIVED
2004 MAY 20 A 11:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

04030271

Interim Financial Statements

SUPPL

Quarter ended March 31, 2004

PROCESSED
MAY 24 2004
THOMSON
FINANCIAL

dw 5/20

Deloitte.

Dedicated to serving businesses in Thailand for over 65 years

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120
โทร : 66 (0) 2676 5700
แฟ็กซ์: 66 (0) 2676 5757

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand
Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the balance sheet of Bangkok Bank Public Company Limited as at March 31, 2004, and the related consolidated and the Bank's statements of income, changes in shareholders' equity and cash flows for the quarter then ended. These financial statements are the responsibility of the Company's management as to the correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our review. The consolidated financial statements of Bangkok Bank Public Company Limited and its subsidiaries and the Bank's financial statements of Bangkok Bank Public Company Limited for the quarter ended March 31, 2003, presented herein for comparison, have been reviewed by another auditor of the same firm whose review report thereon dated May 7, 2003, stated that nothing had come to his attention that caused him to believe that the interim financial statements were not presented fairly in all material respects in accordance with generally accepted accounting principles with an explanatory paragraph regarding the impact of the economic situation.

We conducted our review in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our review, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated financial statements of Bangkok Bank Public Company Limited and its subsidiaries and the Bank's financial statements of Bangkok Bank Public Company Limited for the year ended December 31, 2003, have been audited, in accordance with generally accepted auditing standards, by another auditor of the same firm whose report thereon dated February 17, 2004, expressed an unqualified opinion. The consolidated and the Bank's balance sheets as at December 31, 2003, presented herein for comparison, have been derived from such financial statements which have been audited and reported on by such another auditor. We have not performed any other audit procedures subsequent to such another auditor's report date.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
May 13, 2004

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2004	As at December 31, 2003	As at March 31, 2004	As at December 31, 2003
ASSETS				
CASH	17,311,911	28,379,323	17,196,678	28,239,949
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	8,253,915	6,856,415	7,837,293	6,443,362
Non-interest bearing	14,520,345	4,593,348	14,348,893	4,190,202
Foreign items				
Interest bearing	88,668,467	85,408,893	86,213,677	93,490,485
Non-interest bearing	9,694,100	9,473,173	9,504,734	9,233,566
Total interbank and money market items, net	121,136,827	106,331,829	117,904,597	113,357,615
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	90,630,000	77,174,000	90,600,000	77,094,000
INVESTMENTS (Note 5.2)				
Current investments, net	93,458,847	94,840,510	92,666,401	91,147,499
Long-term investments, net	230,075,906	256,903,798	228,329,610	254,902,152
Investments in subsidiaries and associated companies, net	1,903,511	2,594,718	8,995,807	9,701,794
Total investments, net	325,438,264	354,339,026	329,991,818	355,751,445
LOANS AND ACCRUED INTEREST RECEIVABLE				
Loans (Note 5.3)	866,516,477	851,900,486	864,097,130	848,858,840
Accrued interest receivable	1,163,567	1,046,767	1,148,521	1,032,343
Total loans and accrued interest receivable	867,680,044	852,947,253	865,245,651	849,891,183
Less Allowance for doubtful accounts (Note 3)	(123,407,151)	(124,589,951)	(122,847,282)	(124,032,406)
Less Revaluation allowance for debt restructuring	(11,935,629)	(11,346,546)	(11,935,629)	(11,346,546)
Total loans and accrued interest receivable, net	732,337,264	717,010,756	730,462,740	714,512,231
PROPERTIES FORECLOSED, NET	34,730,388	33,694,640	26,604,903	26,007,864
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	1,081,679	1,139,412	1,081,679	1,139,412
PREMISES AND EQUIPMENT, NET	29,911,035	30,040,510	29,755,983	29,878,804
LEGAL EXPENSE PAID IN ADVANCE	958,251	1,509,610	954,692	1,506,248
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	3,027,623	3,593,022	3,000,544	3,473,159
LEASEHOLDS, NET	2,392,094	2,455,478	2,375,410	2,437,412
OTHER ASSETS, NET	6,112,331	7,671,325	5,421,478	5,450,839
TOTAL ASSETS	1,365,067,667	1,363,338,931	1,355,350,522	1,358,848,978

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2004	As at December 31, 2003	As at March 31, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	1,052,439,734	1,033,865,433	1,050,073,729	1,031,472,700
Deposits in foreign currencies	83,251,669	89,428,679	77,297,071	83,437,198
Total deposits	1,135,691,403	1,123,294,112	1,127,370,800	1,114,909,898
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	7,397,430	4,633,198	7,308,850	4,374,698
Non-interest bearing	3,624,803	5,892,161	3,718,784	5,967,043
Foreign items				
Interest bearing	17,771,700	19,324,062	17,750,088	26,017,961
Non-interest bearing	3,294,254	1,751,165	3,366,726	1,806,581
Total interbank and money market items, net	32,088,187	31,600,586	32,144,448	38,166,283
LIABILITIES PAYABLE ON DEMAND	3,954,431	6,955,201	3,911,590	6,743,281
BORROWINGS (Note 5.4)				
Short-term borrowings	4,356,299	13,931,055	4,356,299	13,931,055
Long-term borrowings	29,156,490	29,195,223	29,156,490	29,195,223
Total borrowings	33,512,789	43,126,278	33,512,789	43,126,278
SUBORDINATED DEBENTURES CUM PREFERRED SHARES (Note 5.5)	34,496,550	34,496,550	34,496,550	34,496,550
BANK'S LIABILITIES UNDER ACCEPTANCES	1,081,679	1,139,412	1,081,679	1,139,412
INTEREST PAYABLE	2,582,130	3,445,106	2,526,481	3,431,309
INTER ACCOUNT BALANCE, NET	4,923,762	4,627,417	4,890,765	4,599,455
OTHER LIABILITIES	10,845,597	12,164,245	9,812,946	10,007,983
TOTAL LIABILITIES	1,259,176,528	1,260,848,907	1,249,748,048	1,256,620,449

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2004	As at December 31, 2003	As at March 31, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Registered share capital				
3,998,000,000 ordinary shares of Baht 10 each	39,980,000	39,980,000	39,980,000	39,980,000
2,000,000 preferred shares of Baht 10 each	20,000	20,000	20,000	20,000
Issued and paid-up share capital				
1,908,497,894 ordinary shares of Baht 10 each	19,084,979	19,084,979	19,084,979	19,084,979
345,000 preferred shares of Baht 10 each (Note 5.5)	3,450	3,450	3,450	3,450
PREMIUM ON ORDINARY SHARE CAPITAL (Note 5.6)	56,346,232	82,121,708	56,346,232	82,121,708
UNREALIZED INCREMENT PER LAND APPRAISAL	10,200,890	10,200,890	10,200,890	10,200,890
UNREALIZED INCREMENT PER PREMISES APPRAISAL	4,817,289	4,987,005	4,817,289	4,987,005
FOREIGN EXCHANGE ADJUSTMENT	715,800	676,451	715,800	676,451
UNREALIZED GAINS ON INVESTMENT	11,737,040	12,825,913	11,737,040	12,825,913
UNREALIZED LOSSES ON INVESTMENT	(790,423)	(1,896,391)	(790,423)	(1,896,391)
RETAINED EARNINGS (DEFICIT) (Note 5.6)				
Appropriated				
Legal reserves	-	11,544,800	-	11,544,800
Other reserves	-	63,266,976	-	63,266,976
Unappropriated (Deficit)	3,487,217	(100,587,252)	3,487,217	(100,587,252)
TOTAL	105,602,474	102,228,529	105,602,474	102,228,529
MINORITY INTEREST	288,665	261,495	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	105,891,139	102,490,024	105,602,474	102,228,529
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,365,067,667	1,363,338,931	1,355,350,522	1,358,848,978

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at March 31, 2004	As at December 31, 2003	As at March 31, 2004	As at December 31, 2003
OFF-BALANCE-SHEET ITEMS				
CONTINGENCIES (Note 5.7)				
AVALS TO BILLS AND GUARANTEES OF LOANS	13,186,622	14,282,455	13,186,522	14,247,855
LIABILITY UNDER UNMATURED IMPORT BILLS	9,318,409	9,380,251	9,187,393	9,199,973
LETTERS OF CREDIT	31,897,563	28,789,643	31,577,477	28,459,194
OTHER CONTINGENCIES	675,378,599	580,565,510	673,844,472	596,530,159

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
INTEREST AND DIVIDEND INCOME				
Interest on loans	7,998,338	8,854,346	7,911,961	8,754,124
Interest on interbank and money market items	658,820	1,161,313	759,972	1,310,864
Hire purchase and financial lease income	198	424	-	-
Investments	2,977,190	3,247,455	2,932,838	3,117,005
Total interest and dividend income	11,634,546	13,263,538	11,604,771	13,181,993
INTEREST EXPENSES				
Interest on deposits	2,521,929	4,132,011	2,473,640	4,078,105
Interest on interbank and money market items	106,304	111,495	112,941	105,000
Interest on short-term borrowings	745,006	587,263	745,006	587,263
Interest on long-term borrowings	1,597,018	1,922,453	1,597,018	1,922,453
Total interest expenses	4,970,257	6,753,222	4,928,605	6,692,821
NET INTEREST AND DIVIDEND INCOME	6,664,289	6,510,316	6,676,166	6,489,172
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) (Note 3)	(359,333)	285,901	(368,220)	275,272
LOSS ON DEBT RESTRUCTURING	1,386,562	930,004	1,386,562	930,004
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	5,637,060	5,294,411	5,657,824	5,283,896
NON-INTEREST INCOME				
Gain on investments, net	382,366	396,739	345,174	396,739
Equity in undistributed net income of subsidiaries and associated companies	87,928	16,902	120,311	14,801
Fees and service income				
Acceptances, aval and guarantees	52,682	68,013	52,642	68,011
Others	3,280,194	2,810,190	2,906,774	2,730,421
Gain on exchange, net	675,188	689,636	670,690	670,239
Gain on disposal of assets	80,993	12,690	81,003	12,690
Other income	208,395	103,061	195,034	93,056
Total non-interest income	4,767,746	4,097,231	4,371,628	3,985,957
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	10,404,806	9,391,642	10,029,452	9,269,853

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
NON-INTEREST EXPENSES				
Personnel expenses	2,289,049	2,096,064	2,106,021	2,027,717
Premises and equipment expenses	1,107,592	1,169,895	1,054,583	1,143,324
Taxes and duties	556,926	544,983	546,489	542,279
Fees and service expenses	1,075,705	469,806	1,028,423	455,414
Directors' remuneration	8,083	6,621	6,500	5,850
Contributions to the Financial Institutions Development Fund	1,050,401	1,006,846	1,047,888	1,006,846
Loss on impairment of properties foreclosed	126,058	1,193,031	126,058	1,193,031
Other expenses	809,443	997,593	795,989	984,798
Total non-interest expenses	7,023,257	7,484,839	6,711,951	7,359,259
INCOME BEFORE INCOME TAX	3,381,549	1,906,803	3,317,501	1,910,594
INCOME TAX EXPENSES	42,044	418	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES	3,339,505	1,906,385	3,317,501	1,910,594
MINORITY INTEREST IN NET INCOME (LOSS) OF SUBSIDIARIES	22,004	(4,209)	-	-
NET INCOME	3,317,501	1,910,594	3,317,501	1,910,594
BASIC EARNINGS PER SHARE BAHT	1.74	1.30	1.74	1.30
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES THOUSAND SHARES	1,908,498	1,466,496	1,908,498	1,466,496

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS											
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Minority Interest	Total
Beginning balance as at January 1, 2003	14,664,957	3,450	49,741,738	10,209,273	5,655,283	1,584,795	13,896,851	(2,448,629)	74,811,776	(112,617,371)	912,415	56,414,538
Unrealized increment per premises appraisal	-	-	-	(7,029)	(163,295)	-	-	-	-	-	-	(170,324)
Unrealized gains (losses) on investment	-	-	-	-	-	-	161,989	(125,085)	-	-	-	36,904
Foreign exchange adjustment	-	-	-	-	-	(103,163)	-	-	-	-	-	(103,163)
Net gain (loss) not recognised in the statement of income	-	-	-	(7,029)	(163,295)	(103,163)	161,989	(125,085)	-	-	-	(236,583)
Net income	-	-	-	-	-	-	-	-	-	1,910,594	-	1,910,594
Depreciation of building appraisal (Note 5.1.2.5)	-	-	-	-	-	-	-	-	-	163,296	-	163,296
Realized increment of assets appraisal (Note 5.1.2.6)	-	-	-	-	-	-	-	-	-	7,029	-	7,029
Minority interest	-	-	-	-	-	-	-	-	-	-	(724,204)	(724,204)
Ending balance as at March 31, 2003	14,664,957	3,450	49,741,738	10,202,244	5,491,988	1,481,632	14,058,840	(2,573,714)	74,811,776	(110,536,452)	188,211	57,534,670
Beginning balance as at January 1, 2004	19,084,979	3,450	82,121,708	10,200,890	4,987,005	676,451	12,825,913	(1,896,391)	74,811,776	(100,587,252)	261,495	102,490,024
Unrealized increment per premises appraisal	-	-	-	-	(169,716)	-	-	-	-	-	-	(169,716)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(1,088,873)	1,105,968	-	-	-	17,095
Foreign exchange adjustment	-	-	-	-	-	39,349	-	-	-	-	-	39,349
Net gain (loss) not recognised in the statement of income	-	-	-	-	(169,716)	39,349	(1,088,873)	1,105,968	-	-	-	(113,272)
Decrease retained earnings (deficit) (Note 5.6)	-	-	(25,775,476)	-	-	-	-	-	(74,811,776)	100,587,252	-	-
Net income	-	-	-	-	-	-	-	-	-	3,317,501	-	3,317,501
Depreciation of building appraisal (Note 5.1.2.5)	-	-	-	-	-	-	-	-	-	169,716	-	169,716
Minority interest	-	-	-	-	-	-	-	-	-	-	27,170	27,170
Ending balance as at March 31, 2004	19,084,979	3,450	56,346,232	10,200,890	4,817,289	715,800	11,737,040	(790,423)	-	3,487,217	288,665	105,891,139

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

Baht : '000

	THE BANK'S FINANCIAL STATEMENTS										
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Total
Beginning balance as at January 1, 2003	14,664,957	3,450	49,741,738	10,209,273	5,655,283	1,584,795	13,896,851	(2,448,629)	74,811,776	(112,617,371)	55,502,123
Unrealized increment per premises appraisal	-	-	-	(7,029)	(163,295)	-	-	-	-	-	(170,324)
Unrealized gains (losses) on investment	-	-	-	-	-	-	161,989	(125,085)	-	-	36,904
Foreign exchange adjustment	-	-	-	-	-	(103,163)	-	-	-	-	(103,163)
Net gain (loss) not recognised in the statement of income	-	-	-	(7,029)	(163,295)	(103,163)	161,989	(125,085)	-	-	(236,583)
Net income	-	-	-	-	-	-	-	-	-	1,910,594	1,910,594
Depreciation of building appraisal (Note 5.1.2.5)	-	-	-	-	-	-	-	-	-	163,296	163,296
Realized increment of assets appraisal (Note 5.1.2.6)	-	-	-	-	-	-	-	-	-	7,029	7,029
Ending balance as at March 31, 2003	14,664,957	3,450	49,741,738	10,202,244	5,491,988	1,481,632	14,058,840	(2,573,714)	74,811,776	(110,536,452)	57,346,459
Beginning balance as at January 1, 2004	19,084,979	3,450	82,121,708	10,200,890	4,987,005	676,451	12,825,913	(1,896,391)	74,811,776	(100,587,252)	102,228,529
Unrealized increment per premises appraisal	-	-	-	-	(169,716)	-	-	-	-	-	(169,716)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(1,088,873)	1,105,968	-	-	17,095
Foreign exchange adjustment	-	-	-	-	-	39,349	-	-	-	-	39,349
Net gain (loss) not recognised in the statement of income	-	-	-	-	(169,716)	39,349	(1,088,873)	1,105,968	-	-	(113,272)
Decrease retained earnings (deficit) (Note 5.6)	-	-	(25,775,476)	-	-	-	-	-	(74,811,776)	100,587,252	-
Net income	-	-	-	-	-	-	-	-	-	3,317,501	3,317,501
Depreciation of building appraisal (Note 5.1.2.5)	-	-	-	-	-	-	-	-	-	169,716	169,716
Ending balance as at March 31, 2004	19,084,979	3,450	56,346,232	10,200,890	4,817,289	715,800	11,737,040	(790,423)	-	3,487,217	105,602,474

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	3,317,501	1,910,594	3,317,501	1,910,594
Item to reconcile net income to net cash flows from operating activities				
Depreciation and amortization expenses	2,565,679	2,514,610	2,547,353	2,524,190
Bad debt and doubtful accounts (reversal)	(359,333)	285,901	(368,220)	275,272
Loss on debt restructuring	1,386,562	930,004	1,386,562	930,004
Gain on foreign exchange	(1,423,288)	(314,695)	(1,423,784)	(315,055)
Loss (gain) on disposal of assets	(3,779)	15,146	(3,345)	15,122
Unrealized loss (gain) on revaluation of trading securities	(31,968)	30,331	(31,968)	30,331
Gain on disposal of securities for investment	(1,273,403)	(676,902)	(1,235,197)	(676,902)
Loss on impairment of investments	928,000	304,224	928,000	304,224
Equity in undistributed net income of subsidiaries and associated companies	(87,928)	(16,902)	(120,311)	(14,801)
Damage claim expense	80,231	-	80,231	-
Loss on impairment of properties foreclosed	126,058	1,193,031	126,058	1,193,031
Gain on reversal of impairment of properties foreclosed	(2,114)	(3,075)	-	-
Loss on impairment of other assets	3,777	8,945	2,546	7,247
Accrued interest receivable and dividend decrease	1,008,897	302,881	917,505	253,330
Accrued receivable - other decrease (increase)	92,826	(18,982)	(215,977)	30,229
Accrued interest payable decrease	(862,976)	(513,328)	(904,828)	(525,559)
Accrued other expenses increase	482,608	475,113	474,027	509,889
Minority interest in net income (loss) of subsidiaries	22,004	(4,209)	-	-
Income from operations before changes in operating assets and liabilities	5,969,354	6,422,687	5,476,153	6,451,146

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating assets (increase) decrease				
Interbank and money market items	(15,422,876)	8,413,622	(5,164,859)	7,529,486
Negotiable certificates of deposit	-	1,249,120	-	1,249,120
Securities purchased under resale agreements	(13,456,000)	(13,710,000)	(13,506,000)	(13,650,000)
Current investments - trading securities	201,437	(2,890,729)	201,407	(2,890,729)
Loans	(17,658,154)	(6,290,091)	(18,275,706)	(6,464,948)
Properties foreclosed	263,310	284,766	699,905	241,247
Other assets	2,045,693	1,272,421	818,542	768,013
Operating liabilities increase (decrease)				
Interbank and money market items	487,601	(243,598)	(6,021,835)	(2,012,614)
Negotiable certificates of deposit	22,407	21,931	(6,000)	(18,057)
Deposits	12,374,884	8,462,832	12,466,903	8,468,925
Liabilities payable on demand	(3,000,770)	303,656	(2,831,692)	289,659
Other liabilities	276,345	(1,074,231)	1,411,795	(551,713)
Net cash provided by (used in) operating activities	(27,896,769)	2,222,386	(24,731,387)	(590,465)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(48,411,839)	(96,405,668)	(48,411,839)	(95,438,731)
Proceeds from disposal of available for sale securities	73,183,905	88,064,378	70,125,675	87,980,778
Purchase of held to maturity debt securities	(10,467,060)	(9,272,830)	(10,069,046)	(3,731,470)
Proceeds from redemption of held to maturity debt securities	13,881,462	10,013,645	13,390,881	6,429,542
Purchase of general investments	(26,125)	(46,522)	(26,125)	(46,522)
Proceeds from disposal of general investments	41,543	35,118	41,543	35,118
Purchase of investments in subsidiaries and associated companies	-	-	(628)	-
Proceeds from disposal of investments in subsidiaries and associated companies	1,677	-	1,677	-
Purchase of premises, equipment and leasehold	(341,955)	(535,054)	(330,255)	(529,619)
Proceeds from disposal of premises, equipment and leasehold	6,024	10,418	3,887	10,353
Net cash provided by (used in) investing activities	27,867,632	(8,136,515)	24,725,770	(5,290,551)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for subordinated bonds extinguishment	(1,265,000)	(1,265,000)	(1,265,000)	(1,265,000)
Cash paid for convertible subordinated bonds extinguishment	(9,767,990)	-	(9,767,990)	-
Net cash used in financing activities	(11,032,990)	(1,265,000)	(11,032,990)	(1,265,000)
Effect on cash due to changes in the exchange rates	(5,285)	1,527	(4,664)	1,715
Net increase (decrease) in cash	(11,067,412)	(7,177,602)	(11,043,271)	(7,144,301)
Cash as at January 1,	28,379,323	23,899,818	28,239,949	23,783,878
Cash as at March 31,	17,311,911	16,722,216	17,196,678	16,639,577

Notes to the financial statements form an integral part of these interim financial statements

1. ECONOMIC SITUATION AND THE OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

1.1 Economic situation and the operations of the Bank and its subsidiaries

Thailand and many Asia-Pacific countries continued to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand, including Bangkok Bank Public Company Limited. The presented consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and subsidiaries cannot be presently determined.

1.2 Allowance for doubtful accounts

The Bank of Thailand (BOT) requires banks to categorize their loan portfolios and set up the allowance for doubtful accounts on an account-by-account basis or alternatively on a customer basis, which is more stringent. In this respect the Bank has adopted the more stringent requirement to classify loans on a customer basis. The Bank classifies all loans belonging to one customer at the lowest quality category of such customer as well as setting up the allowance for doubtful accounts according to six loan portfolio categories at the required rate. The BOT's guidelines require banks to establish new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. In addition, the guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance-sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. In addition, in 2002, the BOT had announced the new guidelines on qualitative loan review regarding the amendment of the notification of qualitative review of loans, commitments and its related reports dated September 20, 2002 and issued an additional amendment of the qualitative loan review guidelines per the notification dated March 31, 2003. The notification requires the Bank to perform reviews of all loans which have outstanding balance as at the end of the calendar year (except loans that have been brought to and finalized by the court and new loans that are approved within the end of the calendar year). The notification also provides an alternative loan review for loans that have outstanding balance less than Baht 20 million as at the end of the calendar year by using statistical methods. As at March 31, 2004, the Bank is carrying out the qualitative loan review in accordance with the above notifications as an ongoing process.

Furthermore, the BOT has also issued several additional guidelines to clarify these guidelines, such as those for the basis for debt restructuring and collateral appraisal of financial institutions, worthless or irrecoverable assets or assets with doubtful recoverability value including reports required to be submitted to the BOT.

1.3 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance-sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at March 31, 2004 and December 31, 2003, the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan (the Plan) defining the framework for the financial services industry and for financial institutions. The future shareholding of the Bank in subsidiaries and associated companies that are in the local financial services sector may be affected by the Plan.

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and selected part of the world. As at March 31, 2004 and December 31, 2003, the Bank had a total staff headcount of 18,347 and 18,531, respectively.

2.1 The interim consolidated and the Bank's financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

Certain financial information which is normally included in financial statements prepared in accordance with generally accepted accounting principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2003.

The results of operations for the quarter ended March 31, 2004 are not necessarily indicative of the operating results anticipated for the full year.

The preparation of financial statements in conformity with GAAP also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The interim consolidated financial statements include the accounts of all branches of the Bank and its six subsidiaries and eliminate significant business transactions and outstanding balances between the Bank and its subsidiaries. The six subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited, Sinnsuptawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank, and BBL Asset Management Company Limited. The consolidated financial statements do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank holds stakes of 60.61% and 59.77%, respectively, through debt restructuring, as the Bank intends to hold such investments on a temporary basis. Noble Place Company Limited reported total assets of Baht 710.0 million and Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 387.6 million in their respective December 31, 2002 audited financial statements.

The interim consolidated financial statements for the quarter ended March 31, 2004 and the consolidated balance sheet as at December 31, 2003 also included BBL Nominees (Tempatan) SDN BHD, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The interim consolidated financial statements for the quarter ended March 31, 2003 also included BBL Nominees (Tempatan) SDN BHD and BBL Nominees (Asing) SDN BHD, the 100.00% owned subsidiaries of Bangkok Bank Berhad.

In addition, the interim consolidated financial statements for the quarter ended March 31, 2004 and 2003 and the consolidated balance sheet as at December 31, 2003, also included Bualuang Securities Company Limited, the 65.00% owned subsidiary of Bualuang Finance Company Limited.

All subsidiaries of the Bank are registered in the Kingdom of Thailand except for BBL (Cayman) Limited which is registered in the Cayman Islands, British West Indies, and Bangkok Bank Berhad which is registered in Malaysia.

2.3 The Bank's financial statements include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the reviewed financial statements of these companies except for BBL Asset Management Company Limited; the Bank's interest in associated companies' equity was determined from the unreviewed financial statements of these companies except for Asia Credit Public Company Limited.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

As at March 31, 2004 and December 31, 2003, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value dated February 28, 2003 to be Baht 81,460.4 million* and Baht 87,044.3 million,** respectively, in the consolidated financial statements and Baht 81,024.6 million* and Baht 86,595.5 million,** respectively, in the Bank's financial statements.

As at March 31, 2004 and December 31, 2003, the Bank and its subsidiaries recorded allowances for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount to Baht 41,892.4 million and Baht 37,405.5 million, respectively, in the consolidated financial statements, and of Baht 41,768.3 million and Baht 37,352.2 million, respectively, in the Bank's financial statements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a net loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or allowance for doubtful accounts recorded in the previous period, whichever is the lower.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Bank applies accounting and calculation methods to the interim financial statements consistent with the most recent annual financial statements.

4.2 Earnings per share

The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, for the quarters ended March 31, 2004 and 2003, since the exercise price of the convertible bonds was higher than the average market value of the ordinary shares for the quarter, calculation of the diluted earnings per share is not affected.

4.3 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank uses conservative basis in recognizing the transferred asset or equity at the lower of recorded loan amount or asset fair value, of which the effect is not material from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the

* Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 206.6 million.

** Excluding allowance for doubtful accounts of interbank and money market items amounting to Baht 169.8 million.

market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank recalculates the above-mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above-mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information.

5.1.1 Cash paid for interest and income tax for the quarters ended March 31, 2004 and 2003 are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
Interest	5,833.2	7,266.6	5,833.4	7,218.4
Income tax	77.2	67.1	75.1	65.4

5.1.2 Significant non-cash items are as follows :

5.1.2.1 For the quarter ended March 31, 2004, the Bank recorded a decrease in unrealized gain on investment amounting to Baht 1,088.9 million. The Bank also recorded a decrease in unrealized loss on investment amounting to Baht 1,106.0 million, which are reported in shareholders' equity, in the consolidated and the Bank's financial statements

For the quarter ended March 31, 2003, the Bank recorded an increase in unrealized gain on investment amounting to Baht 162.0 million. The Bank also recorded an increase in unrealized loss on investment amounting to Baht 125.1 million, which are reported in shareholders' equity, in the consolidated and the Bank's financial statements

5.1.2.2 For the quarter ended March 31, 2004, the Bank has accepted the transfer of equity securities and other assets through debt restructuring amounting to Baht 30.0 million and Baht 763.0 million, respectively.

For the quarter ended March 31, 2003, the Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to Baht 0.003 million, Baht 0.1 million and Baht 709.9 million, respectively.

5.1.2.3 For the quarter ended March 31, 2003, the Bank received from Thai Asset Management Corporation (TAMC) the non-negotiable promissory notes and the rights to receive promissory notes, which the Bank has classified as held-to-maturity debt securities, and which amounted to Baht 3.3 million as discussed in Note 5.3.3.

5.1.2.4 For the quarters ended March 31, 2004 and 2003, the Bank recognized interest income on the right of the promissory notes on an accrual basis and concurrently provided reserve for loss sharing from TAMC amounting to Baht 69.8 million and Baht 107.0 million, respectively.

5.1.2.5 For the quarters ended March 31, 2004 and 2003, the Bank recognized the depreciation of building-appraisal increase as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per bank premises appraisal to retained earnings amounting to Baht 169.7 million and Baht 163.3 million, respectively.

5.1.2.6 For the quarter ended March 31, 2003, the Bank had transferred inactive assets to properties foreclosed amounting to Baht 125.5 million and transferred the unrealized increment from the appraisal of the above assets to retained earnings amounting to Baht 7.0 million.

5.1.2.7 For the quarter ended March 31, 2004, the Bank had transferred properties foreclosed to land and premises amounting to Baht 65.9 million.

5.1.2.8 For the quarter ended March 31, 2004, the Bank had sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. and received promissory notes amounting to Baht 250.7 million as payment.

5.1.2.9 On April 9, 2004, the shareholders had passed the resolution that other reserves amounting to Baht 63,267.0 million, legal reserves amounting to Baht 11,544.8 million and premium on ordinary share capital amounting to Baht 25,775.5 million, be transferred to offset for the Bank's deficit by effective as from January 1, 2004, total of the reduction was Baht 100,587.3 million (See Note 5.6).

5.2 Investments

5.2.1 As at March 31, 2004 and December 31, 2003, the Bank classified investments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Trading securities	2,068.8	2,239.6	2,068.8	2,239.6
Available-for-sale securities	225,631.8	250,375.4	224,819.6	246,511.9
Held-to-maturity debt securities	86,746.4	90,065.9	85,037.5	88,252.4
General investments	9,087.8	9,063.4	9,070.1	9,045.7
Investment in subsidiaries and				
Associated companies (Note 5.2.2)	1,903.5	2,594.7	8,995.8	9,701.8
Total investments, net	325,438.3	354,339.0	329,991.8	355,751.4

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2004			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	2,088.6	0.7	(20.5)	2,068.8
Add (less) Revaluation allowance	(19.8)			-
Total	2,068.8			2,068.8
Available-for-sale securities	56,510.8	338.2	(187.0)	56,662.0
Add (less) Revaluation allowance	151.2			-
Total	56,662.0			56,662.0
Held-to-maturity debt securities	34,728.1	195.3	(0.2)	34,923.2
Less Allowance for impairment	-			-
Total	34,728.1			34,923.2
Total current investments, net	93,458.9			93,654.0
Long-term investments				
Available-for-sale securities	159,156.0	11,384.1	(1,570.3)	168,969.8
Add (less) Revaluation allowance	10,785.1			-
Less Allowance for impairment	(971.3)			-
Total	168,969.8			168,969.8
Held-to-maturity debt securities	52,018.3	1,347.1	(178.5)	53,186.9
Less Allowance for impairment	-			-
Total	52,018.3			53,186.9
General investments				
Regular equity securities	5,332.5			6,980.8
Equity securities received through debt restructuring	6,479.6			8,126.8
Total	11,812.1			15,107.6
Add (less) Allowance for *transferred of investments*	0.1			-
Less Allowance for impairment	(2,724.4)			-
Total	9,087.8			15,107.6
Total long-term investments, net	230,075.9			237,264.3

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	2,291.3	2.0	(53.7)	2,239.6
Add (less) Revaluation allowance	(51.7)			-
Total	2,239.6			2,239.6
Available-for-sale securities	55,022.5	287.2	(195.3)	55,114.4
Add (less) Revaluation allowance	91.9			-
Total	55,114.4			55,114.4
Held-to-maturity debt securities	37,486.5	174.7	(3.0)	37,658.2
Less Allowance for impairment	-			-
Total	37,486.5			37,658.2
Total current investments, net	94,840.5			95,012.2
Long-term investments				
Available-for-sale securities	186,022.8	12,519.3	(3,281.1)	195,261.0
Add (less) Revaluation allowance	10,822.2			-
Less Allowance for impairment	(1,584.0)			-
Total	195,261.0			195,261.0
Held-to-maturity debt securities	52,579.4	1,333.7	(373.0)	53,540.1
Less Allowance for impairment	-			-
Total	52,579.4			53,540.1
General investments				
Regular equity securities	5,308.1			6,951.4
Equity securities received through debt restructuring	6,509.0			7,786.6
Total	11,817.1			14,738.0
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,753.8)			-
Total	9,063.4			14,738.0
Total long-term investments, net	256,903.8			263,539.1

Million Baht

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2004

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	2,088.6	0.7	(20.5)	2,068.8
Add (less) Revaluation allowance	(19.8)			-
Total	2,068.8			2,068.8
Available-for-sale securities	56,387.3	337.8	(184.5)	56,540.6
Add (less) Revaluation allowance	153.3			-
Total	56,540.6			56,540.6
Held-to-maturity debt securities	34,057.0	193.2	(0.2)	34,250.0
Less Allowance for impairment	-			-
Total	34,057.0			34,250.0
Total current investments, net	92,666.4			92,859.4
Long-term investments				
Available-for-sale securities	158,518.7	11,330.5	(1,570.2)	168,279.0
Add (less) Revaluation allowance	10,731.6			-
Less Allowance for impairment	(971.3)			-
Total	168,279.0			168,279.0
Held-to-maturity debt securities	50,980.5	1,334.1	(178.5)	52,136.1
Less Allowance for impairment	-			-
Total	50,980.5			52,136.1
General investments				
Regular equity securities	5,307.5			6,928.1
Equity securities received through debt restructuring	6,479.6			8,126.8
Total	11,787.1			15,054.9
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,717.1)			-
Total	9,070.1			15,054.9
Total long-term investments, net	228,329.6			235,470.0

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2003			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	2,291.3	2.0	(53.7)	2,239.6
Add (less) Revaluation allowance	(51.7)			-
Total	2,239.6			2,239.6
Available-for-sale securities	52,460.5	279.8	(184.5)	52,555.8
Add (less) Revaluation allowance	95.3			-
Total	52,555.8			52,555.8
Held-to-maturity debt securities	36,352.1	172.5	(3.0)	36,521.6
Less Allowance for impairment	-			-
Total	36,352.1			36,521.6
Total current investments, net	91,147.5			91,317.0
Long-term investments				
Available-for-sale securities	184,803.2	12,434.0	(3,281.1)	193,956.1
Add (less) Revaluation allowance	10,736.9			-
Less Allowance for impairment	(1,584.0)			-
Total	193,956.1			193,956.1
Held-to-maturity debt securities	51,900.3	1,323.3	(369.2)	52,854.4
Less Allowance for impairment	-			-
Total	51,900.3			52,854.4
General investments				
Regular equity securities	5,283.1			6,901.7
Equity securities received through debt restructuring	6,509.0			7,786.6
Total	11,792.1			14,688.3
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,746.5)			-
Total	9,045.7			14,688.3
Total long-term investments, net	254,902.1			261,498.8

Investments classified in accordance with the notification of the BOT as at March 31, 2004 and December 31, 2003 are presented in Note 5.3.4.

As at March 31, 2004, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. As at March 31, 2004 such companies are Noble Place Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd. and Sammitr motors manufacturing Co., Ltd.

As at December 31, 2003, the Bank accounts for investments in the companies, in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. As at December 31, 2003 such companies are Noble Place Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., and Srithepthai Plaschem Co., Ltd.

For the quarters ended March 31, 2004 and 2003, the Bank has set aside allowances for impairment of investments amounting to Baht 928.0 million and Baht 304.2 million, respectively.

As at March 31,2004 and December 31, 2003, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes and the rights to receive promissory notes from TAMC, amounting to Baht 24,617.7 million and Baht 25,396.2 million, respectively (See Note 5.3.3).

5.2.2 As at March 31, 2004 and December 31, 2003, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	38.6	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	146.8	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,486.1**	-
Total					2,518.9	2,671.5	
Less Allowance for impairment					-	768.0	
Investments in associated companies, net					2,518.9	1,903.5	

* Net of investment diminution

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	- *	37.4	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	144.3	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	1.7	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8 *	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0 *	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1 *	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0 **	2,411.3 **	-
Total					2,519.7	2,594.7	
Less Allowance for impairment					-	-	
Investments in associated companies, net					2,519.7	2,594.7	

*

Million Baht

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2004

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	674.2	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,133.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,300.3	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	912.9	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	64.2	-
Bualuang Securities Co., Ltd.*	Securities	Ordinary share	250.0	1.36%	4.1	7.5	-
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-**	38.6	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	146.8	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8**	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0**	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1**	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0***	2,486.1***	-
Total					8,536.0	9,763.8	
Less Allowance for impairment					-	768.0	
Investments in subsidiaries and associated companies, net					8,536.0	8,995.8	

* Being a subsidiary of the Bank through indirect shareholding in Bualuang Finance Co., Ltd.

** Net of investment diminution

***

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2003

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	747.1	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,102.6	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,325.6	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	866.1	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	59.4	-
Bualuang Securities Co., Ltd.*	Securities	Ordinary share	250.0	1.24%	3.5	6.3	-
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-**	37.4	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	144.3	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	1.7	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8**	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0**	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1**	[illegible]	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0***	2,411.3***	-
Total					8,536.2	9,701.8	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					8,536.2	9,701.8	

* Being a subsidiary of the Bank through indirect shareholding in Bualuang Finance Co., Ltd.

** [illegible]

As at March 31, 2004 and December 31, 2003, the Bank had investments in companies which represent more than 10% of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Agriculture and mining	-	-	-	-
Manufacturing and commercial	4,663.6	4,799.4	4,663.6	4,799.4
Real estate and construction	454.3	454.3	454.3	454.3
Utilities and services	2,965.6	3,344.5	2,965.6	3,344.5
Others	270.9	269.1	270.9	269.1
Total	8,354.4	8,867.3	8,354.4	8,867.3

As at March 31, 2004, the Bank had investments in 26 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 423.8 million. These companies had net book value totaling Baht 164.0 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 259.8 million.

As at December 31, 2003, the Bank had investments in 26 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 423.8 million. These companies had net book value totaling Baht 164.0 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 259.8 million.

As at March 31, 2004, the Bank had investments in 18 listed companies that are under SET delisting criteria amounting to Baht 3,516.5 million with the fair value of Baht 3,468.7 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 49.1 million.

As at December 31, 2003, the Bank had investments in 18 listed companies that are under SET delisting criteria amounting to Baht 3,683.5 million with the fair value of Baht 3,784.9 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 78.5 million.

5.3 Loans and accrued interest receivable

As at March 31, 2004 and December 31, 2003, the Bank had impaired loans amounting to Baht 193,250.8 million and Baht 210,845.6 million, respectively.

5.3.1 As at March 31, 2004 and December 31, 2003, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2004			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	646,020.7	314,973.7	1	3,149.7
Special mentioned	28,107.8	7,315.3	2	146.2
Substandard	10,086.4	1,662.2	20	332.2
Doubtful	62,333.8	41,196.9	50	20,602.8
Doubtful of loss	121,430.0	57,229.5	100	57,229.5
Total	867,978.7	422,377.6		81,460.4
Less Unearned discounts	(298.7)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				41,892.4
Total	867,680.0			123,352.8 *

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	615,175.2	291,357.0	1	2,913.6
Special mentioned	26,571.4	5,845.0	2	116.8
Substandard	23,073.5	9,629.3	20	1,925.6
Doubtful	60,249.9	43,395.5	50	21,701.8
Doubtful of loss	128,126.7	60,386.5	100	60,386.5
Total	853,196.7	410,613.3		87,044.3
Less Unearned discounts	(249.5)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				37,461.0
Total	852,947.2			124,505.3 **

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 54.4 million.

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 84.6 million.

Million Baht

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2004

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	644,375.0	317,174.6	1	3,171.7
Special mentioned	27,978.1	7,294.9	2	145.9
Substandard	10,045.6	1,656.0	20	331.2
Doubtful	62,303.2	41,193.8	50	20,596.9
Doubtful of loss	120,826.6	56,778.9	100	56,778.9
Total	865,528.5	424,098.2		81,024.6
Less Unearned discounts	(282.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				41,768.3
Total	865,245.6			122,792.9*

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	613,061.3	292,890.5	1	2,928.9
Special mentioned	26,287.2	5,761.5	2	115.2
Substandard	23,050.2	9,626.0	20	1,925.2
Doubtful	60,217.4	43,388.7	50	21,694.4
Doubtful of loss	127,504.9	59,931.8	100	59,931.8
Total	850,121.0	411,598.5		86,595.5
Less Unearned discounts	(229.9)			
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				37,352.2
Total	849,891.1			123,947.7**

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 54.4 million.

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 84.6 million.

5.3.2 As at March 31, 2004 and December 31, 2003, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 17, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank has provided an allowance for doubtful accounts, as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.6	-	817.6	817.6
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	15	30,364.8	11,084.4	9,553.3	9,553.3
Total	23	31,182.4	11,084.4	10,370.9	10,370.9

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.6	-	817.6	817.6
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	18	22,749.5	3,565.9	4,366.4	4,366.4
Total	26	23,567.1	3,565.9	5,184.0	5,184.0

Million Baht

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2004

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.6	-	817.6	817.6
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	15	30,364.8	11,084.4	9,553.3	9,553.3
Total	23	31,182.4	11,084.4	10,370.9	10,370.9

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2003				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.6	-	817.6	817.6
Financial institutions taken control and ordered to decrease and Increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	18	22,749.5	3,565.9	4,366.4	4,366.4
Total	26	23,567.1	3,565.9	5,184.0	5,184.0

5.3.3 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby

losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC.

The Bank has transferred impaired assets at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until March 31, 2004 in the amount of Baht 25,396.2 million, and for the quarter ended March 31, 2004, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 778.5 million (See Note 5.2.1). Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2003 in the amount of Baht 25,396.2 million, and for the year ended December 31, 2003, in the amount of Baht 81.8 million. In addition, TAMC had revised the balance of assets transferred by the Bank prior to 2003 upwards in the net amount of Baht 484.7 million (See Note 5.2.1).

The Bank has transferred impaired assets at the net amount of loan after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand from the date that the Bank has entered into the Agreement until as at March 31, 2003 and for the quarter ended March 31, 2003, amounting to Baht 24,833.0 million and Baht 3.3 million to TAMC, respectively.

As at March 31, 2004 and December 31, 2003, the Bank has received the non-negotiable promissory notes from TAMC as a payment for certain portions of the transferred impaired assets amounting to Baht 24,482.6 million and Baht 23,485.2 million, respectively.

5.3.4 As at March 31, 2004 and December 31, 2003, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	646,020.7	-	-	155.5	646,176.2
Special mentioned	28,107.8	-	-	26.4	28,134.2
Substandard	10,086.4	-	-	12.7	10,099.1
Doubtful	62,333.8	-	-	33.6	62,367.4
Doubtful of loss	121,430.0	5,180.2	1,646.4	1,296.0	129,552.6
Loss	-	-	-	-	-
Total	867,978.7	5,180.2	1,646.4	1,524.2	876,329.5
Less Unearned discounts	(298.7)				
Total	867,680.0				

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	615,175.2	-	-	148.4	615,323.6
Special mentioned	26,571.4			22.2	26,593.6
Substandard	23,073.5	-	-	17.9	23,091.4
Doubtful	60,249.9	-	-	42.8	60,292.7
Doubtful of loss	128,126.7	6,151.5	1,670.9	1,866.3	137,815.4
Loss	-	-	-	-	-
Total	853,196.7	6,151.5	1,670.9	2,097.6	863,116.7
Less Unearned discounts	(249.5)				
Total	852,947.2				

Million Baht

THE BANK'S FINANCIAL STATEMENTS
MARCH 31, 2004

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	644,375.0	-	-	155.4	644,530.4
Special mentioned	27,978.1	-	-	26.0	28,004.1
Substandard	10,045.6	-	-	12.7	10,058.3
Doubtful	62,303.2	-	-	33.4	62,336.6
Doubtful of loss	120,826.6	5,135.7	1,481.4	1,292.7	128,736.4
Loss	-	-	-	-	-
Total	865,528.5	5,135.7	1,481.4	1,520.2	873,665.8
Less Unearned discounts	(282.9)				
Total	865,245.6				

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	613,061.3	-	-	148.3	613,209.6
Special mentioned	26,287.2	-	-	22.0	26,309.2
Substandard	23,050.2	-	-	17.8	23,068.0
Doubtful	60,217.4	-	-	42.8	60,260.2
Doubtful of loss	127,504.9	6,142.7	1,503.8	1,863.1	137,014.5
Loss	-	-	-	-	-
Total	850,121.0	6,142.7	1,503.8	2,094.0	859,861.5
Less Unearned discounts	(229.9)				
Total	849,891.1				

5.3.5 Troubled debt restructurings

Details of the restructured debts of the Bank for the quarters ended March 31, 2004 and 2003, classified into the restructuring methods are as follows :

Million Baht

THE BANK'S FINANCIAL STATEMENTS
2004

Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	61	2,235.4	Land, building	1,965.5
Debt-equity conversion	1	296.9	Share capital	50.0
Debt restructuring in various forms	5,922	10,189.3		
Total	5,984	12,721.6		

The weighted average tenure of the above-mentioned restructuring is 2.6 years and the total debt outstanding after debt restructuring is Baht 12,662.9 million.

Million Baht

THE BANK'S FINANCIAL STATEMENTS 2003				
Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	54	535.1	Land, building, condominium	529.9
Debt-equity conversion	4	376.2	Share capital	423.9
Debt restructuring in various forms	3,517	11,454.7		
Total	3,575	12,366.0		

The weighted average tenure of the above-mentioned restructuring was 3.0 years and the total debt outstanding after debt restructuring was Baht 12,365.5 million.

For the quarters ended March 31, 2004 and 2003, the Bank recognized interest income from restructured debts amounting to Baht 2,104.4 million and Baht 2,593.5 million, respectively.

As at March 31, 2004 and December 31, 2003, the Bank had balance of loan to restructured debtors amounting to Baht 230,749.3 million and Baht 234,145.0 million, respectively.

Consolidated disclosures for troubled debt restructurings which occurred during the quarters ended March 31, 2004 and 2003 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

5.4 Borrowings

5.4.1 Classified by types of securities and sources of fund as at March 31, 2004 and December 31, 2003, as follows :

Million Baht

CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS	March 31, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	35,765.0	29,366.2	65,131.2	37,030.0	29,519.5	66,549.5
Less Master Investments Agreement	(34,500.0)	-	(34,500.0)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	21,620.0	-	21,620.0	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	(10,120.0)	(8,618.4)	(18,738.4)	(11,385.0)	(8,926.2)	(20,311.2)
Total	12,765.0	20,747.8	33,512.8	12,765.0	30,361.3	43,126.3

5.4.2 Classified by types of securities, currency, maturity and interest rate as at March 31, 2004 and December 31, 2003, as follows :

Million Baht

Types	CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS				
	Currency	Maturity	Interest Rate	Amount	
				March 31, 2004	December 31, 2003
Short-term borrowings					
Unsecured					
subordinated notes	THB	2004	None	1,265.0	2,530.0
Subordinated					
convertible bonds	THB	2004	4.589%	-	9,768.0
	THB	2004 - 2005	None	3,795.0	2,530.0
Less Discount on borrowings				(703.7)	(896.9)
Total short-term borrowings				4,356.3	13,931.1
Long-term borrowings					
Unsecured					
subordinated notes	USD	2005 - 2029	7.25% - 9.025%	29,366.2	29,519.5
	THB	Perpetual	15.00%*	34,500.0	34,500.0
Less Master Investment Agreement				(34,500.0)	(34,500.0)
Subordinated					
convertible bonds	THB	2005 - 2006	None	17,825.0	19,090.0
Less Discount on borrowings				(18,034.7)	(19,414.3)
Total long-term borrowings				29,156.5	29,195.2
Total				33,512.8	43,126.3

5.5 Capital Augmented Preferred Securities

On April 2, 1999, the Bank issued Capital Augmented Preferred Securities (CAPS), which consisted of two group of securities ;

- The First Group of securities consisted of class A preferred shares and subordinated bonds cum preferred shares with a total value of Baht 34,500.0 million.
- The Second Group of securities consisted of subordinated bonds and subordinated convertible bonds with a total value of Baht 11,500.0 million.

According to the interpretation of accounting standard No.3 of The Institute of Certified Accountants and Auditors of Thailand concerning the issue of compound financial instruments by financial institutions, the First Group of Securities should be separated into three parts : 1) liability 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred share (Baht 15.2 million) is not material, it was included as a liability. As at March 31, 2004 and December 31, 2003 the presentation of the First Group of Securities were as follows :

* Interest will be paid only when the Bank has paid dividend on preferred shares.

Subordinated bonds cum preferred shares	Baht	34,496,550,000
Preferred shares	Baht	3,450,000

Had the Bank accounted for the First Group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration (currently Department of Business Development) on April 16, 1999, the presentation in the balance sheet as at March 31, 2004 and December 31, 2003 would be as follows :

Preferred shares	Baht	3,450,000
Premium on preferred shares	Baht	34,496,550,000

5.6 Offsetting for the retained deficit

On April 9, 2004, the shareholders had passed the resolution that other reserves amounting to Baht 63,266,975,948, legal reserves amounting to Baht 11,544,800,000 and premium on ordinary share capital amounting to Baht 25,775,476,339, respectively, be transferred in order to offset for the retained deficit of the Bank totaling Baht 100,587,252,287, effective as from January 1, 2004.

5.7 Commitments

As at March 31, 2004 and December 31, 2003, the Bank had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2004			December 31, 2003		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,277.0	1,221.0	3,498.0	2,458.9	845.2	3,304.1
Guarantees of loans	247.2	9,441.4	9,688.6	438.9	10,539.5	10,978.4
Other guarantees	49,607.1	10,600.3	60,207.4	50,689.9	11,984.0	62,673.9
Customers' liabilities under unmatured bills issued under letters of credit	391.9	8,926.5	9,318.4	414.8	8,965.5	9,380.3
Letters of credit	1,006.4	30,891.2	31,897.6	737.7	28,052.0	28,789.7
Forward foreign exchange contracts						
Bought	14,330.6	162,324.7	176,655.3	14,136.7	110,498.6	124,635.3
Sold	14,487.9	277,482.9	291,970.8	4,449.3	237,745.5	242,194.8
Currency swaps	-	474.8	474.8	800.5	1,169.6	1,970.1
Interest rate swaps	-	15,555.7	15,555.7	-	15,999.2	15,999.2
Amount of unused bank overdraft	116,380.5	2,922.3	119,302.8	113,893.3	2,815.6	116,708.9
Others	37.4	11,174.4	11,211.8	179.0	16,204.2	16,383.2
Total	198,766.0	531,015.2	729,781.2	188,199.0	444,818.9	633,017.9

Million Baht

THE BANK'S FINANCIAL STATEMENTS

	March 31, 2004			December 31, 2003		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,276.9	1,221.0	3,497.9	2,424.3	845.2	3,269.5
Guarantees of loans	247.2	9,441.4	9,688.6	438.9	10,539.4	10,978.3
Other guarantees	49,530.9	9,977.8	59,508.7	50,621.9	11,461.1	62,083.0
Customers' liabilities under unmatured bills issued under letters of credit	391.9	8,795.5	9,187.4	414.8	8,785.2	9,200.0
Letters of credit	986.0	30,591.5	31,577.5	717.4	27,741.8	28,459.2
Forward foreign exchange contracts						
Bought	14,330.6	162,340.3	176,670.9	14,136.7	118,545.6	132,682.3
Sold	14,487.6	277,458.2	291,945.8	12,603.5	237,775.2	250,378.7
Currency swaps	-	474.8	474.8	1,601.1	1,863.2	3,464.3
Interest rate swaps	-	15,555.7	15,555.7	-	15,999.2	15,999.2
Amount of unused bank overdraft	116,380.5	2,100.2	118,480.7	113,893.3	2,042.4	115,935.7
Others	37.4	11,170.5	11,207.9	179.0	15,808.0	15,987.0
Total	198,669.0	529,126.9	727,795.9	197,030.9	451,406.3	648,437.2

5.8 Litigation

As at March 31, 2004 and December 31, 2003, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

5.9 Related party transactions

As at March 31, 2004 and December 31, 2003, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher, the close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership; and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at March 31, 2004 and December 31, 2003, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	MARCH 31, 2004 CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	76,089.7	76,089.7	April 11, 1997- December 30, 2020
Average month end balance	75,770.9	75,770.9	
Commitments			
Ending balance	4,451.7	4,451.7	February 1, 2004 - May 12, 2018
Average month end balance	3,770.5	3770.5	
Other related parties			
Loans			
Ending balance	11,712.7	17,502.7	November 4, 1993 - November 27, 2023
Average month end balance	11,483.0	17,189.4	
Commitments			
Ending balance	1,529.9	1,539.0	March 17, 2004 - October 8, 2020
Average month end balance	1,511.9	1,518.4	

Million Baht

	DECEMBER 31, 2003 CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	74,801.4	74,801.4	April 11,1997 - December 30, 2020
Average month end balance	74,620.2	74,620.2	
Commitments			
Ending balance	5,605.9	5,605.9	December 1, 2003 - May 12, 2018
Average month end balance	5,993.8	5,993.8	
Other related parties			
Loans			
Ending balance	11,830.5	17,369.7	November 4, 1993 - May 28, 2018
Average month end balance	9,585.3	10,046.9	
Commitments			
Ending balance	1,658.2	1,663.6	December 1, 2003 - October 8, 2020
Average month end balance	1,989.5	2,000.7	

For the quarter ended March 31, 2004, the Bank charged interests between 1.0% to14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 9.5%, on money market loans were between 1.28% to 2.375%, on default loans at 14.0% and on other loans between 1.218% to 9.75%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2003, the Bank charged interests between 1.0% to14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 9.5%, on money market loans were between 1.312% to 2.425%, on default loans at 14.0% and on other loans between 1.25% to 9.75%. Determination of interest rates was dependent on the type of loans and collateral.

As at March 31, 2004 and December 31, 2003, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 13,255.3 million and Baht 13,301.0 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at March 31, 2004 and December 31, 2003 are shown in Note 5.2.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiaries and associated companies, consisted of the following as at March 31, 2004 and December 31, 2003 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd.	-	-	5,790.0	5,539.2
Associated companies				
BSL Leasing Co., Ltd.	840.0	810.0	840.0	810.0
Thai Filament Finishing Co., Ltd.	164.2	161.8	164.2	161.8
Thai Polymer Textile Co., Ltd.	1,554.9	1,514.3	1,554.9	1,514.3
Thai Taffeta Textile Co., Ltd.	156.0	163.5	156.0	163.5

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Subsidiaries				
Bangkok Bank Berhad	-	-	9.0	5.3
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
Asia Credit Public Co., Ltd.	0.5	0.3	0.5	0.3
BSL Leasing Co., Ltd.	36.3	85.7	36.3	85.7
Thai Filament Finishing Co., Ltd.	11.2	11.2	11.2	11.2
Thai Polymer Textile Co., Ltd.	13.0	56.2	13.0	56.2
Thai Taffeta Textile Co., Ltd.	7.3	6.4	7.3	6.4

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following as at March 31, 2004 and December 31, 2003 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Bangkok Central Leasing Co., Ltd.	479.1	401.0	479.1	401.0
Bangkok Polyethylene Co., Ltd.	1,596.4	1,601.0	1,596.4	1,601.0
Bangkok UFJ Co., Ltd.	-	76.0	-	76.0
Toyota Leasing (Thailand) Co., Ltd.	1,000.0	400.0	1,000.0	400.0

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Asia Lamp Industry Co., Ltd.	1.0	2.2	1.0	2.2
Bangkok Central Leasing Co., Ltd.	204.4	209.2	204.4	209.2
Bangkok Polyethylene Co., Ltd.	274.1	211.6	274.1	211.6
Thana Thep Printing Co., Ltd.	0.4	0.3	0.4	0.3
Toyota Leasing (Thailand) Co., Ltd.	0.4	0.4	0.4	0.4

As at December 31, 2003, the Bank had placement with BBL (Cayman) Limited, the Bank's subsidiary, amounting to Baht 9,768.0 million.

As at March 31, 2004 and December 31, 2003, the Bank had borrowings from BBL (Cayman) Limited, the Bank's subsidiary, amounting to Baht 7.1 million and Baht 6,787.2 million, respectively.

As at March 31, 2004 and December 31, 2003, the Bank had deposits from related parties as follows :

		Million Baht
	March 31, 2004	December 31, 2003
Subsidiaries		
BBL (Cayman) Limited	0.0	0.3
Bangkok Bank Berhad	53.2	13.0
Sinnsuptawee Asset Management Co., Ltd.	120.4	110.5
Bualuang Finance Co., Ltd.	66.3	37.8
BBL Asset Management Co., Ltd.	8.4	6.6
Associated companies		
BSL Leasing Co., Ltd.	19.5	16.5
WTA (Thailand) Co., Ltd.	0.0	0.0
Processing Center Co., Ltd.	185.8	171.8
Asia Credit Public Co., Ltd.	12.2	19.0
Thai Filament Finishing Co., Ltd.	-	0.0
Thai Polymer Textile Co., Ltd.	-	0.1
Thai Taffeta Textile Co., Ltd.	-	0.0
Related restructured debtors	5,497.2	6,138.0
Other related parties	5,982.6	5,246.7

As at March 31, 2004 and December 31, 2003, the Bank had placement with, loans to, commitments to, deposits from and borrowings from related parties, changing are as follows :

	March 31, 2004	December 31, 2003	Million Baht Change
PLACEMENT			
Subsidiaries	-	9,768.0	(9,768.0)
LOANS			
Subsidiaries	5,790.0	5,539.2	250.8
Associated companies	2,715.1	2,649.6	65.5
Related restructured debtors*	74,214.6	72,961.8	1,252.8
Other related parties*	10,872.7	11,020.5	(147.8)
Total	93,592.4	92,171.1	1,421.3
COMMITMENTS			
Subsidiaries	9.1	5.3	3.8
Associated companies	68.3	159.9	(91.6)
Related restructured debtors*	4,420.2	5,532.1	(1,111.9)
Other related parties*	1,493.1	1,572.2	(79.1)
Total	5,990.7	7,269.5	(1,278.8)
DEPOSITS			
Subsidiaries	248.3	168.2	80.1
Associated companies	217.5	207.4	10.1
Related restructured debtors*	5,497.2	6,138.0	(640.8)
Other related parties*	5,982.6	5,246.7	735.9
Total	11,945.6	11,760.3	185.3
BORROWING			
Subsidiaries	7.1	6,787.2	(6,780.1)

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

* Excluding subsidiaries and associated companies.

As at March 31, 2004 and December 31, 2003, material accrued income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Subsidiaries				
Interest receivable	-	-	-	583.9
Interest payable	-	-	0.1	41.8
Associated companies				
Interest receivable	2.3	2.5	2.3	2.5
Interest payable	0.0	0.0	0.0	0.0
Other related parties				
Interest receivable	317.6	124.8	317.6	124.8
Interest payable	9.1	3.2	9.1	3.2

For the quarters ended March 31, 2004 and 2003, material income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
Subsidiaries				
Interest and discount received	-	-	150.4	189.7
Fees and service income	-	-	12.0	9.5
Other income	-	-	0.5	0.5
Interest paid	-	-	14.8	5.9
Other expenses	-	-	-	0.0
Associated companies				
Interest and discount received	21.1	23.3	21.1	23.3
Fees and service income	0.4	1.5	0.4	1.5
Other income	0.0	-	0.0	-
Dividend income	4.2	-	4.2	-
Interest paid	0.2	0.3	0.2	0.3
Other expenses	19.1	15.7	19.1	15.7
Other related parties				
Interest and discount received	862.3	1,074.1	862.3	1,074.1
Fees and service income	11.2	14.5	11.2	14.5
Interest paid	8.5	12.9	8.5	12.9
Other expenses	79.8	93.3	79.8	93.3

For the quarter ended March 31, 2004 and for the year ended December 31, 2003, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 485.7 million for Baht 464.2 million and Baht 5,936.7 million for Baht 5,843.5 million, respectively which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 21.5 million and Baht 93.2 million, respectively there was no gain or loss to the Bank from these sale transactions.

Disclosure of the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd.

In accordance with the BOT's letter number THOR POR TOR. SOR NOR SOR. (01) WOR. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE QUARTERS ENDED MARCH 31,
"UNAUDITED"

		Million Baht
	2004	**2003**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(25.3)	(0.9)
Items to reconcile net loss to net cash flows from operations		
Depreciation	0.2	0.2
Loss from operations before changes in operating assets and liabilities	(25.1)	(0.7)
Operating assets (increase) decrease		
Deposit at financial institution	-	(100.0)
Accounts receivable	(1.6)	-
Debtors of the parent company, Bangkok Bank Public Company Limited	(0.2)	-
Properties foreclosed	(440.4)	33.0
Income tax recoverable	(0.2)	(0.0)
Prepaid expenses	0.0	(0.0)
Deposits	-	0.0
Advance payment	-	(0.1)
Advance payment for properties foreclosed	42.7	-
Accrued interest receivable	3.1	0.9
Operating liabilities increase (decrease)		
Accrued expenses	1.0	0.0
Deposits	0.5	13.5
Rental deposit for properties foreclosed	-	6.0
Deferred rental	-	(0.5)
Other liabilities	0.0	(0.0)
Net cash used in operating activities	(420.2)	(47.9)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of premise and equipment	(0.7)	(0.0)
Net cash used in investing activities	(0.7)	(0.0)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash received from promissory note issued	250.7	-
Net cash provided by financing activities	250.7	-
Net decrease in cash	(170.2)	(47.9)
Cash and cash equivalent items as at January 1,	290.5	246.4
Cash and cash equivalent items as at March 31,	120.3	198.5

5.10 Income Tax

For the quarters ended March 31, 2004 and 2003, the consolidated financial statements presented income tax amounting to Baht 42.0 million and Baht 0.4 million, respectively, which is the income tax of its subsidiaries.

For the quarters ended March 31, 2004 and 2003, the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

5.11 The results of operation by domestic and foreign operations

The results of operations for the quarters ended March 31, 2004 and 2003 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2004			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	10,725.9	1,964.4	(1,055.7)	11,634.6
Interest expenses	(4,448.0)	(1,578.0)	1,055.7	(4,970.3)
Net interest income	6,277.9	386.4	-	6,664.3
Non-interest income	4,207.8	568.3	(8.4)	4,767.7
Non-interest expenses	(7,545.0)	(509.1)	3.6	(8,050.5)
Income (loss) before income tax	2,940.7	445.6	(4.8)	3,381.5

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2003			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	12,178.9	2,425.8	(1,341.2)	13,263.5
Interest expenses	(6,076.7)	(2,017.7)	1,341.2	(6,753.2)
Net interest income	6,102.2	408.1	-	6,510.3
Non-interest income	3,560.3	539.7	(2.8)	4,097.2
Non-interest expenses	(7,916.0)	(789.7)	5.0	(8,700.7)
Income before income tax	1,746.5	158.1	2.2	1,906.8

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2004

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	10,704.4	1,821.3	(920.9)	11,604.8
Interest expenses	(4,434.3)	(1,415.2)	920.9	(4,928.6)
Net interest income	6,270.1	406.1	-	6,676.2
Non-interest income	3,864.0	511.2	(3.6)	4,371.6
Non-interest expenses	(7,257.4)	(476.5)	3.6	(7,730.3)
Income before income tax	2,876.7	440.8	-	3,317.5

Million Baht

THE BANK'S FINANCIAL STATEMENTS

2003

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	12,136.0	2,191.8	(1,145.8)	13,182.0
Interest expenses	(6,059.8)	(1,778.8)	1,145.8	(6,692.8)
Net interest income	6,076.2	413.0	-	6,489.2
Non-interest income	3,483.3	507.7	(5.0)	3,986.0
Non-interest expenses	(7,809.2)	(760.4)	5.0	(8,564.6)
Income before income tax	1,750.3	160.3	-	1,910.6

The basis for the determination of income and expenses charge between the branches and head office, and between the branches, is established by head office, and approximates the funding cost.

5.12 Capital fund

Capital fund as at March 31, 2004 and December 31, 2003 are as follows :

				Million Baht
		March 31, 2004		December 31, 2003
Tier 1 capital				
Issued and paid-up share capital and premium on share capital		75,434.6		101,210.1
Legal reserve		-		11,544.8
Other reserve		-		63,266.9
Retained deficit after appropriation		(7,047.3)		(107,634.5)
Others		34,496.6		34,496.6
		102,883.9		102,883.9
Tier 2 capital				
Unrealized increment per land appraisal		6,870.6		6,870.6
Unrealized increment per premises appraisal		2,316.9		2,401.8
Provision for normal assets		2,987.6		2,987.6
Unrealized gain (net) on equity security revaluation-Available-for-sale		3,979.2		3,979.2
Long-term subordinated debt instruments				
Subordinated convertible bonds	407.4		797.9	
Unsecured subordinated notes	15,783.1	16,190.5	16,194.9	16,992.8
		32,344.8		33,232.0
Total		135,228.7		136,115.9

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at March 31, 2004 and December 31, 2003, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	March 31, 2004	December 31, 2003
Total capital	15.9	15.9
Tier 1 capital	12.1	12.0
Tier 2 capital	3.8	3.9

5.13 Events after the balance sheet date

5.13.1 Redemption and adjustment of the terms and conditions of Capital Augmented Preferred Securities (CAPS):

Reference is made to the issuance and the offering and sale by the Bank of CAPS on April 2, 1999 in the aggregate amount of Baht 46,000.0 million, comprising of preferred shares cum Group 1 Subordinated Debentures (Group 1 Securities) with the value of Baht 34,500.0 million and Group 2 Subordinated Debentures (Group 2 Securities) which consists of 29 issues of subordinated debentures with the total value of Baht 11,500.0 million, pursuant to which the Bank has the right to redeem all of such securities as from April 2, 2004. (See Note 5.5)

On April 2, 2004, the Bank redeemed CAPS amounting to Baht 28,446.0 million and adjusted the terms and conditions for the unit holders who wish to continue to hold the CAPS amounting to Baht 17,554.0 million. Important aspects of the adjustment may be summarized as follows :

- To adjust the interest rate from 11.00% per annum to a floating interest rate equal to the 3-month deposit rate of the Bank plus 1.75% per annum, and in the event the Bank pays dividend to its ordinary shareholders, the total interest rate per annum shall be equal to the 3-month deposit rate of the Bank plus 2.2525% per annum.
- To adjust the redemption date of Group 2 Securities from April 2, 2006 to perpetual, to be consistent with that of Group 1 Securities and adjust the Bank's right to redeem the securities prior to their maturity so that the Bank may redeem all or part thereof at any intervals in an amount of 1/10 of those initially issued and sold or a multiple thereof.

The above-mentioned adjustments have been approved by a majority vote of the unit holders holding in aggregate 2,819,316,153 units or 61.29% of all the units.

5.13.2 The reconsideration of resolutions regarding the allocation of shares and issuance of various types of the Bank's securities :

The 11th ordinary shareholders' meeting convened on April 9, 2004, approved the reconsideration of resolutions regarding the allocation of shares and issuance of various types of the Bank's securities and approved the proposed allocation of shares and issuance of various types of securities so that the resolutions in respect thereof shall correspond with the regulations prescribed by the Securities and Exchange Commission as well as the Bank's current situation by first canceling resolutions regarding the allocation of shares and the issuance of various types of Bank's securities and then approving the allocation of shares and issuance of various types of Bank's securities as follows :

1) Allocation of 1,239,502,106 ordinary shares for offer and sale to general public including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements consisting of :

   - 1,109,502,106 ordinary shares, which are ordinary shares for offer and sale to general public including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements, remaining from ordinary shares offering at the end of 2003.

   - 70,000,000 ordinary shares reserved for the exercise of right of the subordinated convertible bonds redeemed on March 3, 2004.

   - 60,000,000 ordinary shares reserved for the exercise of right of the convertible bonds redeemed on August 7, 2001.

2) The remaining ordinary shares, preferred shares, bonds and warrants with the right to purchase ordinary shares are allocated as prescribed in prior resolution.

5.13.3 Increase in direct shareholding in a subsidiary :

As at March 31, 2004, the Bank had direct shareholding in Bualuang Securities Company Limited totaling 340,000 shares representing 1.36% of total paid-up capital and also had indirect shareholding through Bualuang Finance Company Limited representing 62.94% of total paid-up capital.

On April 16, 2004 the Bank increased its direct shareholding in Bualuang Securities Company Limited by acquiring shares from Bualuang Finance Company Limited totaling 15,735,198 shares representing 62.94% of the total paid-up capital. Consequently, the Bank's direct shareholding in Bualuang Securities Company Limited increased to 16,075,198 shares or 64.30% of the total paid-up capital.